DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Hubbell Incorporated (the “Company” or “we” or “our”) had one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our common stock is not complete and is summarized from, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation, effective as of May 6, 2025 (the “Certificate of Incorporation”), and our Amended and Restated By-Laws, effective as of May 6, 2025 (the “By-Laws”), copies of which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K, dated May 6, 2025, as filed on May 7, 2025, of which this Exhibit 4.13 is a part.

DESCRIPTION OF COMMON STOCK

Authorized Capital Shares

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share (“Common Stock”) and 5,891,097 shares of preferred stock, without par value (the “Preferred Stock”), of which 336,000 shares are designated as Series A Junior Participating Preferred Stock, none of which are issued and outstanding. The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Subject to any voting rights provided to holders of Preferred Stock at any time outstanding, holders of Common Stock are entitled to one vote per share on all matters before shareholder meetings. Holders of Common Stock are not entitled to cumulative voting rights for the election of directors.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, holders of Common Stock may be entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion out of legally available funds.

Other Rights and Preferences

The Common Stock has no sinking fund or redemption provisions or preemptive, conversion, exchange or other rights to subscribe for or purchase any of our securities.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, upon our liquidation or dissolution, the holders of shares of Common Stock are entitled to share ratably in any of our assets legally available for distribution that remain after payment or provision for payment to creditors.

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “HUBB.”

Material Provisions of our Certificate of Incorporation and By-Laws

Certain provisions of our Certificate of Incorporation and By-Laws and of the Connecticut Business Corporation Act (the “CBCA”) could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions could also be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests.

Undesignated Preferred Stock

The charter contains provisions that permit our board of directors to issue, without any further vote or action by the shareholders, preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of the Company.